Exhibit 99.51

PROTECH HOME MEDICAL ANNOUNCES RECORD PRELIMINARY THIRD QUARTER 2020 RESULTS

STRONG MOMENTUM CONTINUES AS RUN-RATE REVENUE REACHES $100 MILLION

Cincinnati, Ohio – July 20, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV:PTQ; OTCQX:PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce record preliminary financial results for the third quarter of 2020, ending June 30, 2020.

Preliminary Financial Results - Quarter Ended June 30, 2020

•	Revenue in the range of $25.6 million to $25.9 million

•	Adjusted EBITDA in the range of $5.3 million to $5.5 million

•	Gross margins similar to those achieved in the three months ended March 31, 2020

“We are extremely pleased to reach our objective of $100 million in run-rate revenue. These preliminary third quarter results signify the strength and resiliency of our underlying business, which continues to be robust,” commented Greg Crawford, CEO and Chairman of Protech. “We continued to see strong momentum across our business in the third quarter, and to date, we are seeing overwhelming industry tailwinds which bodes well for Protech over the near and longer term. Leveraging our first-rate infrastructure and strongest financial position in the history of our company, we expect to be increasingly aggressive in growing our market share through inorganic and organic growth opportunities.

As always, our employees are the heart and soul of our organization and these preliminary financial results are a direct result of their hard work and dedication. Many of our employees are on the front lines in patient-facing roles and have continued to provide exceptional service with tremendous bravery. It is these individuals that have enabled Protech to assist in reducing the strain placed on the traditional healthcare system by helping to move non-COVID-19 related patients out of the hospital system and into the home. We believe the acceleration of in-home healthcare needs across the country will continue to provide Protech with continued opportunity, and we are ready to capitalize.

Given the ongoing COVID-19 pandemic, we felt it extremely important to continue to keep our shareholders apprised with our financial performance in real time. We look forward to sharing our full financial results and commentary in August.”

Chief Financial Officer, Hardik Mehta added, “Revenue continues to accelerate at a significantly higher rate than the industry, and our Adjusted EBITDA margins are tracking higher. We are extremely confident in our ability to continue with this trajectory, and our focus on this front remains driven by process improvement and cost rationalization. With our pristine balance sheet, we feel that we have the capabilities to further accelerate our growth and will be actively seeking appropriate opportunities in the coming months.”

Protech provides home delivery and efficient online set-up of equipment for, primarily, chronic conditions. The Company operates out of 42 locations in 10 states with over 17,000 referring physicians and approximately 85,000 current active patients.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: expected results for the quarter; the Company expecting to be increasingly aggressive in growing its market share through inorganic and organic growth opportunities; and the Company actively seeking appropriate opportunities in the coming months; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, and change in fair value of debentures and financial derivatives. The following table shows our non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated period:

Three months ended June 30, 2020 ($ in millions)
Net income (loss)	$ (3.9) – (3.7)
Add back:
Depreciation and amortization	5.2 – 5.2
Interest expense, net	0.6 – 0.6
Change in fair value of debentures and derivative	3.3 – 3.3
Provision for income taxes	0.0 – 0.0
EBITDA	$ 5.2 – 5.4
Stock-based compensation	0.1 – 0.1
Adjusted EBITDA	$ 5.3 – 5.5

Preliminary Financial Metrics

This press release contains certain pre-released third quarter financial metrics. The third quarter financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the three and nine months ended June 30, 2020 are not yet complete. The Company's actual consolidated financial statements for such period may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com